A2Z ANNOUNCES AUDITED ANNUAL RESULTS AND PROVIDES BUSINESS UPDATE

VANCOUVER, BC / ACCESSWIRE / June 10, 2020 / A2Z Technologies Canada Corp. ("A2Z" or the "Company") (TSXV:AZ) (OTCPK:AAZZF) (FSE:A23), a pioneer in military robotics, specialized maintenance services, and innovation in the auto industry, is pleased to announce that the Company's annual financial statements and management discussion and analysis for the year ended December 31, 2019 are now available for download on Sedar at www.sedar.com or on the Company's website at www.a2zas.com.

The following are the highlights from the Company's financial statements in 2019:

- Revenues for the year ended December 31, 2019 was US$1.3 million as compared to US$1.3 million for the year ended December 31, 2018.
- Total Assets as of December 31, 2019 were $10.0 million (December 31, 2018 – US$1.2 million).
- Total shareholders' equity as of December 31, 2019 was US$8.5 million (December 31, 2018 – US$1.2 million).

"We have continued to be laser focused during 2019 on one thing: Results" stated Mr. Joseph Bentsur, A2Z's Chief Executive Officer. "We are very proud of our successes and milestones reached in 2019, and we anticipate a very eventful 2020. We will keep our shareholders informed of the exciting developments ahead as they happen."

Click Here for an explanatory video of the FTICS.

BUSINESS OF A2Z

ABOUT A2Z Technologies Canada Corp.

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the

United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually. Click Here for an explanatory video of the FTICS.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO